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                                                                   Exhibit  99.5
                                                                   -------------


February 17, 2000


Mr. S. R. Alexander Benningfield
Chairman of the Board
Federation of Associated Health Services, Inc.
314 E. Commerce, Suite 400
San Antonio, TX 78205

Re:  Head of Terms Agreement


Dear Mr. Benningfield


This letter is to replace the Head of Agreement dated July 21, 1999 between Paramount International Telecommunications, Inc. ("PIC"), a Nevada Corporation and a wholly owned subsidiary of Carnegie Interntional Corporation, a Colorado Corporation ("Carnegie"), Federation of Associated Health Services, Inc ("FASH") a Texas Corporation and its subsidiary, Transcontinental Communications, Inc. ("TCI").

  1.   Purchase price of shares or assets:

  The purchase of shares or assets (to be determined) for 100% of FASH shall be
  3.5 million dollars worth of Carnegie common shares based on the 30-day average closing trading price proceeding the first anniversary of the closing of a Purchase Agreement between the parties. There will be a 15% discount in the event an orderly sale agreement is part of the closing documents (terms to be agreed). The Company will issue a preferred series _____ (to be assigned prior to final Agreement) shares at closing to represent the conversion to common shares. (Tacking shall begin at the time the preferred shares are issued).

  2.   Performance Bonus:

  In the event "FAHS" maintains a free cash flow of 1.5 million in years two and three following the closing, an additional 1 million dollars worth of the companies common stock shall be issued , for each year , to the management in their employment agreement based on the average closing price of the companies common stock trading price proceeding each of the anniversary dates. These shares shall vest on the anniversary date of the award.

  3.   Consulting and Employment Agreement

  PIT will agree to the signing of three-year employment agreements with key FASH personnel at salaries to be agreed to.
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Heads of Terms Agreement
Federation of Associated Health Services, Inc.                              -2



  4.   Balance Sheet

  FAHS cash, receivables and payables shall be in the same proportions as in the two accounting periods preceding this Agreement.

  5. The contents of this Agreement are subject to a full definitive agreement signed within 30 days of this Agreement as well as due diligence by all parties to commence upon signing of the Agreement. It is understood that FAHS current results of operations show free cash flow at a minimum of $125,000 per month.



/s/ _________________________________________    /s/ ___________________________
S. R. Alexander Benningfield                     Lowell Farkas
Chairman of the Board                            President & CEO
Federation of Associated Health Systems, Inc.    Carnegie International
                                                 Corporation & Director of
                                                 Paramount International
                                                 Telecommunications, Inc.